[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 13, 2015

Mary A. Cole

Senior Counsel

Laura Hatch

Senior Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Center Coast MLP & Infrastructure Fund
(File Nos. 333-200802 and 811-22843)

Dear Ms. Cole and Ms. Hatch:

Thank you for your comment letter, dated January 7, 2015, regarding the registration statement on Form N-2 filed by Center Coast MLP & Infrastructure Fund (the “Fund”) on December 8, 2014 (the “Registration Statement”). We have considered your comments to the Registration Statement and, on behalf of the Fund, responses to those comments are set forth below. Changes will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof and will be marked to show all changes made since the initial filing of the Registration Statement.

Prospectus

Comment 1                               Cover Page—If known, please provide information about the ratio of subscription rights to common shares required for any exercise of subscription rights.

Response 1                                  The ratio of subscription rights to common shares in a rights offering is not known at this time. However, the Fund confirms that in a transferable rights offering the ratio of subscription rights to common shares will not exceed three to one.

Comment 2                               The Fund is reminded that a transferable rights offering may not result in the issuance of more than one share for every three rights held. Please explain how the offering of transferable rights will comply with Section 23(b) of the Investment Company Act. We note that page 89 states, “To the extent permissible under applicable law, the Fund may determine to offer any unsubscribed offered securities directly to persons other than shareholders....”

Response 2                                  The Fund confirms that in a transferable rights offering the ratio of subscription rights to common shares will not exceed three to one. Any offering of subscription rights will comply with Section 23(b). The Fund confirms that unsubscribed securities would not be offered to persons other than shareholders in a rights offering conducted at a subscription price below the current net asset value of the common share, exclusive of any distributing commission or discount.

Comment 3                               The Fund may engage in short sales. Please confirm to the staff that any expected expenses associated with short sales will be included in the fee table.

Response 3                                  The Fund confirms that expenses associated with short sales, if incurred, will be included in the fee table.

Comment 4                               Summary of Fund Expenses—Fee Table—In light of the Fund’s ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See, Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point. In addition, please see comment below about updating the fee table with more current information.

Response 4                                  The Fund confirms that for the fiscal year ended November 30, 2014, expenses acquired fund fees and expenses did not exceed one basis point. The Fund notes that the fee table has been updated to reflect the Fund’s financial information as of November 30, 2014.

Comment 5                               Part C of the registration statement indicates that prospectus supplements are being filed with the registration statement; is it the intent of the Fund to file them in a pre-effective amendment? Please include information about the oversubscription privilege, the transfer of rights, and a description of the rights offering in the prospectus supplement for the subscription rights to purchase common stock. Will the supplement include the subscription rights agreement?

Response 5                                  Forms of prospectus supplements related to an offering of common shares and an offering of common shares pursuant to the exercise of subscription rights were included as Exhibits (z)(i) and (z)(ii) to the Registration Statement respectively. Such exhibits are incorporated by reference in the Amendment. The form of prospectus supplement related to an offering of common shares pursuant to the exercise of subscription rights (included in the Registration Statement as Exhibit (z)(ii)) includes information with respect to anticipated terms of the rights offering, including regarding oversubscription privilege and transferability. However, the terms of any particular offering will be determined by the Board of Trustees at the time of such offering. In addition to the sections outlined in the form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the Registration Statement will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. The form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the Registration Statement and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities. In connection with any offering of common shares pursuant to the exercise of subscription rights, the Fund intends to file the subscription rights agreement by post-effective amendment promptly following any such offering.

Accounting Comments

Comment 6                               The fee table is incomplete and will need to be reviewed by the staff before effectiveness.

Response 6                                  The Fund notes that the fee table has been completed based on the Fund’s financial information as of November 30, 2014.

Comment 7                               The Fund’s fiscal year end is November 30, 2014. Does the Fund intend to update the fee table and the financial statements with 11/30/2014 information?

Response 7                                  As noted above, the fee table has been updated to reflect the Fund’s financial information as of November 30, 2014. In addition, the Amendment includes the Fund’s financial highlights for the fiscal year ended November 30, 2014 and incorporates by reference the Fund’s financial statements for the fiscal year ended November 30, 2014.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman